CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

NEW HAMPSHIRE THRIFT BANCSHARES, INC. UNDER SECTION 242

OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

I, Stephen W. Ensign, President and Chief Executive Officer of New Hampshire Thrift Bancshares, Inc. (the “Corporation”), in accordance with Section 242 of the General Corporation Law of the State of Delaware (“GCL”), do hereby certify as follows:

FIRST, that the first paragraph of Section 5 of the Corporation’s Certificate of Incorporation be amended to read in its entirety as follows:

Section 5. Capital Stock. The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 12,500,000 shares, of which 10,000,000 shall be common stock, par value $0.01 per share and 2,500,000 shall be preferred stock, par value $0.01 per share.

SECOND, that this Certificate of Amendment to the Certificate of Incorporation of the Corporation was approved by the Board of Directors of the Corporation on March 10, 2005.

THIRD, that the amendment has been approved by the majority of the shares of outstanding common stock entitled to vote thereon at a duly called annual meeting of shareholders held on May 12, 2005, in accordance with Section 242 of the GCL.

FOURTH, the aforesaid amendment was duly adopted in accordance with all applicable provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, I have made, signed and acknowledged this certificate.

Date: May 16, 2005	/s/ Stephen W. Ensign
Stephen W. Ensign President and Chief Executive Officer